 Exhibit 99.1

News Release

B2Gold has filed its Form 40-F

Vancouver, March 20, 2019 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) its SEC Annual Report on Form 40-F for the year ended December 31, 2018. The Form 40-F was filed on Wednesday, March 20, 2019. This includes the Company’s Annual Information Form, audited Financial Statements and Management’s Discussion & Analysis for the year ended December 31, 2018.

B2Gold shareholders may receive a hard copy of the Company’s complete audited financial statements for the year ended December 31, 2018, free of charge, upon request. For further information please visit the Company website at https://www.b2gold.com/investors/financials/.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia.

On Behalf of B2GOLD CORP.

"Clive T. Johnson"

President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com